

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2020

Joseph A. Wiley
Chief Executive Officer
Amryt Pharma plc
Dept 920a 196 High Road, Wood Green
London, United Kingdom N22 8HH

> **Re: Amryt Pharma plc**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted April 21, 2020**
> **CIK No. 0001783010**

Dear Dr. Wiley:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1 Filed April 21, 2020

Pro Forma Financial Information, page 67

1. In your introductory paragraph, please add a description of the transaction in which you acquired Aegerion, refer to Rule 11-02(b)(2) of Regulation S-X.

2. In consideration of Rule 11-02(b)(7) of Regulation S-X, please revise the pro forma information and footnotes to address the following:

   - Present historical basic and diluted per share data based on continuing operations and pro forma basic and diluted per share data on the face of the pro forma statement of loss;
   - Include the number of shares used to compute per share data, as outstanding shares

used in the calculation are affected by the transactions included in the pro forma financial statements; and

- Calculate the weighted average number of shares outstanding during the period to give effect to the shares issued had the transaction taken place at the beginning of the period presented.

Business
Our Product Candidates
AP101 for the Treatment of Severe EB
Phase 3 Trials in Partial Thickness Wounds, page 98

3. We note your response to comment 2. Please expand your discussion to provide investors with appropriate context as referenced in your response, for example, that study results should be evaluated with caution due to differences in study design and patient population disease characteristics.

Intellectual Property
University College Dublin In-License Agreement, page 106

4. We note your response to comment 9, which we reissue in part. We note your disclosure that under the University College Dublin In-License Agreement, the agreement continues on a product-by-product or country-by-country basis until the later of (a) the expiration of the last valid claim of patent rights, (b) the expiration of orphan drug exclusivity, or (c) 15 years after the commercial sale of the first product. Please expand your disclosure to provide the patent expiry and orphan drug exclusivity period applicable under this term.

Note 6. Business combinations and asset acquisitions
Contingent Value Rights, page F-25

5. We note that you issued Contingent Value Rights ("CVRs") pursuant to which up to $85 million may become payable to shareholders and optionholders if certain approval and revenue milestones are met in relation to AP101. We also noted the CVRs were contingent on the successful completion of the Aegerion acquisition. Please address the following:

- Describe to us in detail how the CVRs were accounted for in the consolidated financial statements upon issuance and at period end, including the specific balance sheet and income statement accounts impacted.
- Discuss how the $1.5 million non-cash finance charge and the $3.8 million pro forma adjustment (g) on page 68 were calculated and what the charge represents.
- Tell us your consideration of reporting the CVRs as part of the Aegerion purchase price as contingent consideration and provide the authoritative accounting literature which supports the presentation as a shareholder distribution.

You may contact Gary Newberry at 202-551-3761 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Christine Westbrook at 202-551-5019 or Suzanne Hayes at 202-551-3675 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Boris Dolgonos, Esq.